EXHIBIT E

FORM OF OPTION AGREEMENT

OPTION AGREEMENT

This Option Agreement (this “Agreement”) is made this          day of                     , 2008 by and between                                  (“Seller”) and Alliance Holdings GP, L.P., a Delaware limited partnership (“AHGP”).

WITNESSETH:

WHEREAS, Seller desires to grant to AHGP an option (the “Option”) to acquire                      Common Units of AHGP (each, a “Unit” and collectively, the “Units”) currently owned by Seller for $29.98 per Unit, exercisable by AHGP at any time prior to October 28, 2008 (the “Expiration Date”); and

WHEREAS, AHGP desires to obtain the option to acquire the Units as described above;

NOW, THEREFORE, in consideration of the premises and the mutual promises made in this Agreement, the parties hereto do hereby agree as follows:

1. Option Granted to AHGP by Seller. For consideration of $0.02 per Unit and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Seller hereby grants to AHGP an option to acquire the Units from Seller for $29.98 per Unit (the “Purchase Price”). AHGP may exercise such option by notice to Seller by email to the address set forth in Paragraph 4, below, at any time prior to the Expiration Date. On the third business day after any such exercise, AHGP shall deliver the Purchase Price to Seller and Seller shall deliver to AHGP certificates evidencing the Units, in proper form for transfer, duly endorsed by Seller or accompanied by equity powers duly endorsed by Seller.

2. Ownership of the Units. Seller owns the Units covered by this Agreement free and clear of all liens, encumbrances, security interests, charges or claims and shall maintain ownership of the Units free and clear of all liens, encumbrances, security interests, charges or claims until the earlier of (i) the Expiration Date or (ii) three business days following the exercise of the Option.

3. Sophisticated Seller. Seller acknowledges that Seller is a sophisticated investor and has sufficient knowledge and information about AHGP and its business prospects to make an informed decision to grant the Option to AHGP.

4. Notice. Any notice required or permitted pursuant to this Agreement shall be effective upon receipt by the party being notified at the address set forth below or such other address as may be fixed by notice so given:

If to Seller, to:

__________________________

__________________________

__________________________

If to AHGP, to:

Alliance Holdings GP, L.P.

1717 South Boulder Avenue

Tulsa, Oklahoma 74119

Attention: R. Eberley Davis

Telecopy: (918) 295-7631

Email: eb.davis@arlp.com

5. Governing Law. This Agreement will be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

6. Counterparts. This Agreement may be signed in multiple counterparts, each of which shall be an original, but all of which shall be one and the same agreement.

7. Entire Agreement. This Agreement sets forth the entire agreement of the parties relating to its subject matter and supersedes and takes the place of any prior discussions or oral agreements relating to such subject matter. This Agreement may be amended only by an instrument in writing signed by all of the parties hereto.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above, intending to be legally bound.

Seller

ALLIANCE HOLDINGS GP, L.P.

By: ALLIANCE GP, LLC, its general partner

By:
Name:
Title: